SECOND AMENDMENT

Technology License, Marketing & Collaboration Agreement

This second Amendment, dated and made effective as of September 1, 2011 is entered into by and between Cavitation Technologies, Inc ("Licensor") and N.V. Desmet Ballestra Group S.A. ("Licensee").

RECITALS

WHEREAS, Licensor and Licensee entered into a Technology License, Marketing & Collaboration Agreement as of November 1, 2010 ("Agreement")

WHEREAS, Licensor and Licensee entered into a First Amendment made effective as of June 1, 2011 ("First Amendment")

WHEREAS, Licensor and Licensee desire to further amend certain provisions within the Agreement as provided herein.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in the Agreement and this Second Amendment to said Agreement, the Licensor and Licensee agree as follows:

1.   The exclusive nature of the rights and license granted to Licensee under Section 2.01 of the original Technology License, Marketing & collaboration Agreement and ARTICLE X, par. 10.01 (b)shall be amended as follows:

The exclusive nature of the rights and licenses granted to Licensee under this second Amendment is based on the assumption that Licensee will market and install at Facilities a minimum of (a) ten (10) Nano Reactor Units by June 2010 and (b) twenty (20) additional Units by June 2013, and (c) twenty (20) Units during each subsequent year of the Primary Term (in each such year the "Minimum Annual Units"). Should Licensee fail to complete the placement, installation or integration of the Minimum Annual Units at Facilities during any year of the Primary Term, Licensor shall have the right, by written notice to License, to convert the exclusive rights and licenses granted to Licensee under Section 2.01 and this second Amendment to a non-exclusive licenses and right during the remaining term of the Agreement.

2. Licensor and Licensee agree that the order of precedence of the agreements is a) this Second Amendment dated September 1, 2011, b) the First Amendment dated June 1, 2011 and c) the Agreement dated November 1, 2010.

3. Licensor and Licensee agree that this Second Amendment may be executed in any number of counterparts, each of which shall be deemed an original.

4. Licensor and Licensee agree to accept facsimile signatures on this First Amendment with the same effect as original signatures.

      IN WITNESS THEREOF, Licensor and Licensee have executed this First Amendment as of the date of last to sign below.

CAVITATION TECHNOLOGIES	N.V. DESMET BALLESTRA S.A
By: /s/Todd Zelek	By: /s/M. Kellens b.v.b.a.
Name: Todd Zelek	Name: Marc Kellens
Title: Chief Executive Officer	Title: Group Technical Director
Date: September 1, 2011	Date: September 2, 2011